

**Sterne Agee
Financial Institutions Investor Conference
February 17 & 18, 2011
Orlando, FL**

Forward-Looking Statements

Forward-looking statements in this presentation relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained herein should be read in conjunction with WesBanco's 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"), including WesBanco's Form 10-Q's as of March 31, 2010, June 30, 2010, and September 30, 2010, which are available on the SEC's website www.sec.gov or at WesBanco's website www.wesbanco.com.

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's 2009 Annual Report on Form 10-K filed with the SEC under the section, "Risk Factors" in Part 1, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements. WesBanco does not assume any duty to update any forward-looking statements.

WesBanco

WesBanco at a Glance

- Headquarters in Wheeling, West Virginia

- Assets: $5.4 billion

- Founded in 1870

- 32 banks/23 companies acquired in 25 years

- Banking operations in West Virginia, Ohio and Western Pennsylvania

  - 112 banking offices + Pittsburgh Business Loan Office

  - 132 ATM's

- Non-bank activities include:

  - Wealth management, securities brokerage, insurance and proprietary family of mutual funds

WesBanco®

An Expanding Franchise in Contiguous Markets: 112 banking offices





Toledo
Cleveland
Pittsburgh
Columbus
Springfield
Dayton
Wheeling
Cincinnati
Huntington
Frankfort
Lexington
Charleston
0
86.2mi
Copyright (C) 2010 SNL Financial LC. All rights reserved.

- Ranked #1-3 in deposit market share in 15 counties out of 37*
- Expanding along major highways to population centers (Columbus, Dayton, Cincinnati)
- Organized into seven markets

* SNL 12/31/10 Deposit Market Share Data

WesBanco®

WesBanco, Inc.
Summary Balance Sheet
Dollars in millions

	December 31,					Percentage
	2006	2007	2008	2009	2010	Change
Assets						
Investments	$ 737	$ 937	$ 936	$ 1,263	$1,426	93.5%
Net Loans	2,876	3,682	3,555	3,410	3,228	12.2%
Other Assets	485	765	731	724	707	45.8%
Total Assets	$ 4,098	$ 5,384	$ 5,222	$ 5,397	$ 5,361	30.8%
Liabilities and Shareholders' Equity						
Total Deposits	$ 2,996	$ 3,908	$ 3,504	$ 3,974	$ 4,172	39.3%
Other Borrowings	649	846	1,006	796	547	(15.7)%
Other Liabilities	36	50	53	38	35	(2.8)%
Total Shareholders' Equity	417	580	659	589	607	45.6%
Total Liabilities and Shareholders' Equity	$ 4,098	$ 5,384	$ 5,397	$ 5,397	$ 5,361	30.8%
Capital Ratios:						
Tangible equity to tangible assets	6.9%	5.9%	7.9%	5.9%	6.3%	
Total capital to risk-weighted assets	13.4%	11.4%	14.5%	12.4%	13.2%	

WesBanco®

WesBanco, Inc.
Summary Income Statement
Dollars in Thousands, except EPS

	For the years ended December 31,				
	2006	**2007**	**2008**	**2009**	**2010**
Net Interest Income	$122,833	$119,313	$160,537	$ 158,372	$166,092
Provision for Loan Losses	8,739	8,516	32,649	50,372	44,578
Other Income	40,408	52,939	57,346	64,589	59,599
Other Expenses	106,204	111,046	142,624	149,648	141,152
Income Taxes	9,263	8,021	4,493	(992)	4,350
Net Income	$39,035	$44,669	$38,117	$23,933	$35,611
Earnings per Common Share	$1.79	$2.09	$1.42	$0.70	$1.34
Return on Average Assets	0.94%	1.09%	0.72%	0.43%	0.66%
Return on Average Equity	9.35%	10.63%	6.37%	3.73%	5.88%

WesBanco®

Performance Comparison
For the year Ended – December 31, 2010

($000's except per share data)	Year ended 12/31/10	Year ended 12/31/09	%Δ
Net Income Available to Common Shareholders	$35,611	$18,700	+90.43%
Diluted Earnings Per Share	$1.34	$0.70	+91.43%
Provision for Credit Losses	$44,578	$50,372	-11.50%
Return on Average Assets	0.66%	0.43%	+ 53.49%
Return on Average Tangible Equity	11.72%	7.26%	+ 61.43%
Net Interest Margin (FTE)	3.60%	3.36%	+ 7.14%
Efficiency Ratio	60.89%	64.92%	- 6.21%

WesBanco

Quarterly Performance Comparison

($000's except per share data)	%Δ 4Q-10 vs. 3Q-10	%Δ 3Q-10 vs. 2Q-10	%Δ 2Q-10 vs. 1Q-10	%Δ 1Q-10 vs. 4Q-09	%Δ 4Q-09 vs. 3Q-09
Net Income Available to Common Shareholders	+12.6%	+11.1%	+ 4.2%	+ 8.4%	+214.4%
Diluted Earnings Per Share	+14.7%	+ 9.7%	+ 3.3%	+ 11.1%	+122.2%
Provision for Credit Losses	- 18.3%	+ 0.9%	+ 1.5%	- 19.9%	- 12.9%
Return on Average Assets	+ 13.4%	+ 9.8%	+ 3.4%	+ 11.3%	+ 39.5%
Return on Average Tangible Equity	+ 10.9%	+ 7.5%	+ 0.4%	+ 8.8%	+ 50.6%
Net Interest Margin (FTE)	+ 1.4%	+ 1.4%	- 0.3%	+ 3.2%	+ 3.3%
Efficiency Ratio	- 1.1%	+ 1.1%	- 2.3%	- 2.1%	- 1.9%

WesBanco®

Return on Average Assets



Recent Accomplishments

- **Purchased five branches with $600 million in deposits using existing capital resources.**

- **Continued growth in earnings per share in each of the past 5 quarters.**

- **Remained profitable each quarter throughout recession.**

- **Paid back $75 million in TARP without common raise.**

- **Maintained strong capital position, considered "Well capitalized" under prompt corrective action regulations.**

- **Excellent liquidity.**

WesBanco

Growth by Acquisition:
A WSBC Core Competency

(MM)



Acquired Assets: 2002 to 2010 = $3.6B

- Focused on higher growth metro markets and enhancing market share.

- Five acquisitions in seven years – assets more than doubled since 2001.

- A history of successful consolidations.

- Acquired 5 branches In Columbus Ohio market in 2009.

WesBanco®

Targeted M&A

- WesBanco is focused on targeted M & A opportunities in market area.

- Limited FDIC-assisted transactions expected, but plenty of moderately distressed banks and "tired" management teams.

- Management, technology/back office and capital/liquidity strength to compete for deals of interest.

- Ability and experience to workout acquired bank's credit problems.

- Current stock valuation provides for upside potential for acquired bank's shareholders.

Wealth Management Services

- $2.9B of assets under management/custody.

- Over 5,000 trust relationships.

- 4 locations in WV & OH

- Improving performance as asset values have grown.

- Product capabilities:

  - ➤ **Trust**
  - ➤ **Investment management**
  - ➤ **WesMark Funds**
  - ➤ **Estate planning**
  - ➤ **Financial planning**
  - ➤ **Brokerage sales**
  - ➤ **Retirement plans**



Assets Under Management ($B)
Management Fees ($MM)

	2006	2007	2008	2009	2010
Management Fees ($MM)	$15.0	$16.2	$14.9	$13.7	$15.8
Assets Under Management ($B)	$3.0	$3.1	$2.4	$2.7	$2.9

Marcellus Shale Play

- Area five times as large as Barnett Shale – primarily in WV & PA, parts of NY & OH.
- PSU study suggests 200k jobs created by Marcellus drilling activity by 2020.
- Total estimated economic activity by 2020 - $19 B.
- Portion relating to WV - $3 B.
- WSBC in 10 out of 32 counties in WV with activity.
- Top 5 in deposit share in five of those counties.
- Over 1,000 Marcellus wells drilled to date in WV.



CANADA
Lake Ontario
New York
Lake Erie
Pennsylvania
Ohio
Maryland
West Virginia
Kentucky
Virginia
Atlantic Ocean
North Carolina

Map Source: Oil & Gas Financial Journal through Sterne Agee; data from Pennsylvania State University College of Earth and Mineral Sciences Research Study of 5/24/10.

WesBanco

2011 Business Initiatives

• **Actively remix the balance sheet – loans & deposits - to improve I/R sensitivity, regulatory capital and profitability.**

• **Continuing efforts to address credit quality and impaired loan levels as economy improves.**

• **Focus on organic loan growth, with an emphasis on business banking and C&I lending.**

• **Pursue opportunities for activities related to Marcellus Shale.**

• **Continue to focus on wealth management and other fee-related opportunities.**

• **Monitor opportunities for selective acquisitions in footprint.**

WesBanco





Financial Review

Summary – Capital Ratios %



*See non-GAAP measures for additional information relating to the calculation of this item.

Significant Liquidity

- **Loan-to-deposit ratio at 79% at 12/31/10, allowing for plenty of loan growth.**

- **Reduced reliance on wholesale funding (borrowings and brokered CDs); < 15% of total assets.**

- **Securities portfolio of $1.4B highly liquid; 55% unpledged and $7.8 MM in net unrealized gains on AFS securities.**

- **Available lines of credit include approximately $1B from FHLB, $145 million of bank lines, $146 million Fed borrower-in-custody line & parent co. line of $25 MM.**

- **Average cash with Fed of over $75 MM.**

Securities Portfolio – Quality & Liquidity

Securities = $1.43 B
~26.6% of total assets



- US Govt. Agencies 25.5%
- Mortgage-Backed & CMOs, 39.0%
- Municipals, 33.3%
- Equities & Other, 2.2%

- Average portfolio yield of 3.92% at 12/31/10.

- WAL approx. 4.4 years.

- Over 55% unpledged.

- Minimal private label CMO's, equities or corporate/ABS securities.

- Net unrealized securities gains on AFS securities of $7.8 million at 12/31/10.

WesBanco

Municipal Bond Portfolio Characteristics

- Portfolio comprised of $470 million of tax exempts and taxable Build America Bonds.

- Approximately 88% are local issuers.

- G.O.'s are 74% of total; 26% revenue bonds.

- 96% rated, with 76% rated AA (or its equivalent) or higher. Only 8.2% below A – all are investment grade.

- About 55% in held to maturity – longer dated maturities.

- Average tax equivalent yield – 5.8%; average life approximately 6.6 years.

- Average size of each issue is $613 thousand. Issuer limit of $3 million.

Diversified Loan Portfolio

Total Portfolio Loans = $3.29 B

Comm. Real Estate = $1.76 B







WesBanco

Non-Accrual & Restructured Loans



Annualized Net Charge-offs / Average Loans



• National Peer Group = Average of 97 banks nationwide (91 of 97 for 4Q '10)) with assets between $2-$10 B.

• Source: SNL Financial

WesBanco

NPA + ≥ 90 PD Loans / Total Loans + OREO



- National Peer Group = Average of 97 banks nationwide (44 of 97 for 4Q '10) with assets between $2-$10 B.
- Source: SNL Financial

WesBanco

Conservative Exposure to Potential Problem Loan Areas

WSBC is Below Regulatory CRE Guidelines

	Exposure[1] ($Millions)	% of RBC[2]	Regulatory Guideline
Land, Construction & Development	$209	47%	100%
Investor-Owned Commercial	$680	153%	N/A
Investor-Owned Multi-Family	$210	47%	N/A
Total Land, C&D, and Investor-Owned	$ 1,099	248%	300%

[1] Total Loans Outstanding

[2] Total Bank Risk-Based Capital = $443,013 at 12/31/10

WesBanco

Net Interest Margin



Net Interest Margin & Efficiency Ratio



Diversified Noninterest Income



Service charges & Fees
Trust
Securities brokerage
Insurance
Other Inc.
($MM)
$40.4
$52.9
$57.3
$65.0
$60.0
2006
2007
2008
2009
2010

- **Noninterest income contributes 26% of 2010 YTD revenue.**
- **Non-bank offerings (trust, insurance, securities) contribute $22.8 million in 2010 revenue.**
- **Trust fees are up 15.2% from 2009.**
- **Approximate 15% decline in service fee income for 2010 from 2009, as a result of new Reg. E requirements.**

WesBanco®

Interest Rate Sensitivity

Immediate Change in Interest Rates	% Change in Net Interest Income from Base Over One Year	
	Nov. 30, 2010	Dec. 31, 2009
Up 1% Rate Shock	+2.0%	-0.4%
Up 2% Rate Shock	+1.0%	-4.7%
Up 2% Rate Ramp	+1.9%	+0.9%
Down 1% Rate Shock	-3.2%	-0.8%

WesBanco

Peer Group – Price / Tangible Book



Price / Tangible Book (x)

Legend:
- 🟨 Redeemed TARP / Did not Receive
- ⬜ Still Has TARP
- ✓ Recent Common Equity Raise*

Median (Excl. WSBC): 1.56x

Values:
- UBSI: 2.56
- FNB: 2.31 ✓
- STBA: 2.11
- CHCO: 2.10
- PRK: 1.80 ✓
- WSBC: 1.66
- CTBI: 1.62
- FFBC: 1.56 ✓
- ONB: 1.46 ✓
- FCF: 1.15 ✓
- SRCE: 1.12
- PEBO: 1.05
- MSFG: 1.05
- FRME: 1.00 ✓

	UBSI	FNB	STBA	CHCO	PRK	WSBC	CTBI	FFBC	ONB	FCF	SRCE	PEBO	MSFG	FRME
TCE / TA (%)	6.73	5.36	7.66	10.01	7.90	6.33	8.27	10.35	8.23	10.35	9.12	7.24	6.50	5.77
NPA / Loans + OREO (%)	1.98	2.83	2.22	1.30	6.98	2.84	3.36	3.09	2.04	3.71	3.19	4.08	5.64	4.12
Stock Price ($)	28.23	10.29	22.84	34.97	66.83	20.12	28.79	17.16	11.38	6.42	18.41	12.96	9.11	9.03

Source: FactSet Research Systems and SNL Financial; Market data as of 2/10/2011
Data as of or for the most recent quarter available
Note: Peer group includes select banks located in Western Pennsylvania, Ohio, Indiana and West Virginia with assets between $1 billion and $10 billion
* Common equity offerings since January 2008

WesBanco

Peer Group – Price / 2012 Estimated Earnings



Price / 2012E Earnings (x) [1]

Median (Excl. WSBC): 12.8x

MSFG	STBA	PRK	FRME	WSBC	FNB	CTBI	National Peers	FCF	FFBC	CHCO	ONB	PEBO	UBSI
10.2x	11.8x	11.9x	12.0x	12.1x	12.3x	12.4x	12.8x	12.8x	13.0x	13.1x	13.4x	13.6x	15.2x

Source: FactSet Research Systems and SNL Financial; Market data as of 2/10/2011
(1) 2012E earnings estimates per First Call; SRCE earnings estimate not available
(2) Includes nationwide banks and thrifts between $2 billion and $10 billion in total assets

WesBanco

Current Market Update



Market Performance – Cycle-to-Date

- WesBanco, Inc. (-32.07%)
- KBW Regional Banking Index (-41.28%)
- KBW Bank Index (-51.01%)
- S&P 500 Index (-11.89%)

Source: FactSet Research Systems

Current Market Update



Market Performance – 2010

- WesBanco, Inc. (53.65%)
- KBW Regional Banking Index (18.22%)
- KBW Bank Index (22.24%)
- S&P 500 Index (12.78%)

Source: FactSet Research Systems

Research Analyst Coverage

Investment Bank	Current Rating	2011 EPS Estimate	2012 EPS Estimate
Sterne Agee	Neutral	$1.45	$1.60
Stifel Nicolaus	Hold	$1.42	$1.70
Macquarie	Neutral	$1.50	$1.96
Boenning & Scattergood	Neutral / Moderate	$1.47	$1.70
Janney Capital Markets	Neutral	$1.45	$1.50
Rodman & Renshaw	Market Outperform	$1.55	N/A
Keefe, Bruyette & Woods	Market Perform	$1.45	$1.62
FBR Capital Markets	Market Perform	$1.13	$1.87
	CONSENSUS	**$1.31**	**$1.71**

Investment Rationale

Stability, Diversity and Capital Strength

- Strong regulatory capital.

- Proven acquisition-oriented growth strategy.

- Excellent liquidity.

- Asset quality compares favorably with peers.

- Diverse earnings stream.

- Positioned for rising rates.

- Potential for improved stock price.

WesBanco

Appendix: Loan Totals by Market ($ millions)

	Commercial	Retail	Total Loans
Upper Ohio Valley	$ 455	$ 389	$ 844
North Central WV	235	175	409
Parkersburg	196	84	280
Kanawha Valley	62	34	97
Western PA	194	15	209
Total East Markets	**$ 1,142**	**$ 697**	**$ 1,839**
Central Ohio	530	139	670
Southwest Ohio	350	154	504
Southeast Ohio	154	127	281
Total West Markets	**$ 1,034**	**$ 420**	**$ 1,455**
Total Bank	**$ 2,176**	**$ 1,117**	**$ 3,294**

Appendix: Credit Quality By Market ($ thousands)

	90 Day PD & Accruing	Non-Accrual	Reneg. Loans	Other RE Owned
Upper Ohio Valley	$ 1,190	$ 6,916	$ 5,538	$ 2,581
North Central WV	794	432	615	393
Parkersburg	946	3,297	763	222
Kanawha Valley	137	2,765	N/A	294
Western PA	461	1,825	250	275
Total East Markets	**$ 3,528**	**$ 15,235**	**$ 7,166**	**$ 3,765**
Central Ohio	2,117	13,846	16,162	2,338
Southwest Ohio	1,127	16,088	23,697	1,621
Southeast Ohio	909	3,654	456	0
Total West Markets	**$ 4,153**	**$ 33,588**	**$ 40,315**	**$ 3,959**
Total Bank	**$ 7,681**	**$ 48,823**	**$ 47,481**	**$ 7,724 ***

* - Includes $0.9 Million for bank-owned hospitality property.

WesBanco

Non-GAAP Financial Measures

Tangible equity to tangible assets

	3Q'09	4Q'09	1Q'10	2Q'10	3Q'10	4Q'10
Total shareholder's equity	$ 592,335	$ 588,716	$ 596,473	$ 604,714	$ 608,287	$ 606,863
Less: goodwill & other intangible assets	(289,087)	(288,292)	(287,593)	(286,908)	(286,228)	(285,559)
Tangible equity	303,248	300,424	308,880	317,806	322,059	321,304
Total assets	5,561,091	5,397,352	5,380,441	5,356,261	5,362,623	5,361,458
Less: goodwill & other intangible assets	(289,087)	(288,292)	(287,593)	(286,908)	(286,228)	(285,559)
Tangible assets	5,272,004	5,109,060	5,092,848	5,069,353	5,076,395	5,075,899
Tangible equity to tangible assets	5.75%	5.88%	6.06%	6.27%	6.34%	6.33%

WesBanco

Non-GAAP Financial Measures
Return on Average Tangible Equity

	YTD 12/31/10	YTD 12/31/09
Net income	$ 35,611	$ 23,933
Plus :amortization of intangibles	1,774	2,022
Net income before amortization of intangibles	37,385	25,955
Average total shareholder's equity	605,742	641,537
Less: average goodwill & other intangibles	(286,875)	(283,963)
Average tangible equity	318,867	357,574
Return on average tangible equity	11.72%	7.26%

WesBanco

Non-GAAP Financial Measures

Return on Average Tangible Equity

	1Q'09	2Q'09	3Q'09	4Q'09
Net income (annualized)	$ 22,099	$ 23,039	$ 21,591	$ 28,949
Plus :amortization of intangibles (annualized)	1,839	2,116	2,079	2,050
Net income before amortization of intangibles (annualized)	23,938	25,155	23,670	30,999
Average total shareholder's equity	664,277	662,162	643,700	596,747
Less: average goodwill & other intangibles	(268,662)	(288,780)	(289,470)	(288,661)
Average tangible equity	395,615	373,382	354,230	308,086
Return on average tangible equity	6.05%	6.74%	6.68%	10.06%

WesBanco

Non-GAAP Financial Measures
Return on Average Tangible Equity

	1Q'10	2Q'10	3Q'10	4Q'10
Net income (annualized)	$ 32,081	$ 33,043	$ 36,313	$ 40,903
Plus :amortization of intangibles (annualized)	1,842	1,787	1,743	1,724
Net income before amortization of intangibles (annualized)	33,923	34,830	38,056	42,627
Average total shareholder's equity	598,022	604,334	608,932	611,497
Less: average goodwill & other intangibles	(287,908)	(287,221)	(286,537)	(285,860)
Average tangible equity	310,114	317,113	322,395	325,637
Return on average tangible equity	10.94%	10.98%	11.80%	13.09%

WesBanco

Non-GAAP Financial Measures
ROAA: Pre-tax, Pre-provision, Pre-TARP

	3Q'09	4Q'09	1Q'10	2Q'10	3Q'10	4Q'10
Income before provision for income taxes	$ 5,079	$ 5,915	$ 8,780	$ 9,491	$ 9,503	$12,187
Provision for credit losses	16,200	14,353	11,500	11,675	11,778	9,625
Taxable equivalent adjustment	1,936	1,725	1,612	1,535	1,488	1,507
	23,215	21,993	21,892	22,701	22,769	23,319
Annualized	92,103	87,255	88,784	91,053	90,334	92,516
Average assets	5,662,081	5,493,445	5,414,341	5,437,010	5,422,181	5,394,837
ROAA	1.63%	1.59%	1.64%	1.67%	1.67%	1.71%

WesBanco®

